Exhibit 23.1

CONSENT OF THE INDEPENDENT AUDITORS

The Board of Directors:

Teleflex Incorporated

We consent to incorporation by reference in Registration Statement No. 333-101005, dated November 5, 2002, on Form S-8 and Registration Statement No. 033-53385, dated April 29, 1994, on Form S-8 pertaining to the Teleflex Incorporated Voluntary Investment Plan of our report dated August 27, 2004, relating to the statements of net assets available for plan benefits of the Teleflex Incorporated Voluntary Investment Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2003 and the six months ended December 31, 2002 and supplementary schedules, which report appears in the December 31, 2003 annual report on Form 11-K of the Teleflex Incorporated Voluntary Investment Plan.

October 5, 2004